EXHIBIT 12.1

MASTERCARD INCORPORATED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2013	2012	2011	2010	2009
	(in millions, except ratios)
Pre-tax income before adjustment for non-controlling interests	$4,502	$3,932	$2,746	$2,757	$2,218
Loss attributable to non-controlling interests and equity investments	37	25	18	1	3
Add: Fixed charges	20	25	29	56	120
Earnings	$4,559	$3,982	$2,793	$2,814	$2,341
Fixed charges:
Interest expense	$14	$20	$25	$52	$115
Portion of rental expense under operating leases deemed to be the equivalent of interest [1]	6	5	4	4	5
Total fixed charges	$20	$25	$29	$56	$120
Ratio of earnings to fixed charges	228.0	159.3	96.3	50.3	19.5

1 Portion of rental expense under operating leases deemed to be the equivalent of interest at an appropriate interest factor.